EXHIBIT 99.(a)(1)(G)

MEMORANDUM

Date:	June 1, 2007
To:	Employees of Zoran Holding IRC 409A Stock Options
From:	karen.pereira@zoran.com
Re:	Unexercised “Discount” Options You Hold

Zoran has determined that there are two groups of identified discounted options which have a portion of the options vesting after December 31, 2004 (the “eligible options”).  These options are subject to adverse individual tax consequences for you under the recently imposed Internal Revenue Code Section 409A.  You hold one or more of these stock options.  As described below, these eligible options could subject you to 20% Federal and 20% California tax penalties upon vesting – in addition to normal Federal and State income tax.  The two groups of eligible options are:

•      Group 1 – Nonqualified stock options with a current exercise price of $2.9403 (reflecting the adjustment to the exercise price of these options upon our assumption of these options in connection with our acquisition of Oak Technology, Inc.) that were granted to former employees of Teralogic, Inc. when they joined Oak Technology, Inc. Although the exercise price of these options was intentionally set below the fair market value of the stock on the date of grant per terms of the merger agreement pursuant to which we acquired Oak Technology, Inc. and assumed these options, the additional tax burden imposed by Section 409A was unanticipated at the time.

•      Group 2 - Stock options where the original grant date cannot be supported for accounting purposes, and a different measurement date has been assigned.  The change in measurement date results in a “discounted option” since the fair market value on such new measurement date was higher than the fair market value on the original grant date, and was uncovered as a result of our review of historical stock option granting practices.

Zoran’s Board of Directors has made a decision to “fix” the unexercised portion of both groups to eliminate the unfavorable tax treatment.  As more fully described below, Zoran will roll out a program to re-price these eligible options to the fair market value on the appropriate date of grant.  This will have the effect of increasing the option exercise price.  Because an increase in the exercise price of the eligible options will have a negative impact on the value of those options, Zoran will pay a cash bonus to the holders of these options in an amount equal to the option price increase.

I.              Employee Informational Meetings

In an effort to get information to you as quickly as possible, we will be holding a series of employee informational meetings to explain Section 409A and describe the program designed to bring your currently outstanding Section 409A-covered options into compliance with the new law.  We will notify you by email the dates and locations for these meetings.

II.            Background on Section 409A

Section 409A of the Internal Revenue Code, which became effective in January 2005, provides that stock options may be considered deferred compensation if they were granted at an exercise price per share lower than the fair market value per share at the time of grant.  Such “discount options” result in adverse tax consequences for the holder, to the extent that the option vests after December 31, 2004, as follows:

•      A holder of a discount stock option will be subject to income tax on the “spread” (the difference between the exercise price and the fair market value per share at the time of exercise or on the date such stock option vests, even if such stock option remains unexercised).

•      A holder of a discount option will also be subject to an additional Federal tax penalty of 20% on the spread, and a similar tax penalty in California.

The unfavorable tax treatment can be avoided with respect to your currently outstanding discounted stock options if certain remedial actions are taken, such as increasing the exercise price to the fair market value of the underlying shares on the actual date the options were granted for financial accounting purposes.  This remedial action must be taken before December 31, 2007 or (if earlier) the date those options are exercised.

Although Zoran has allowed employees to resume option exercises, it may not be in your best interest to exercise your Section 409A-covered options until Zoran rolls out the program described below to remedy the adverse tax treatment of those options.  If your circumstances require any earlier exercise of your Section 409A-covered options, Zoran recommends that you first consult with your personal tax advisor so that you have an understanding of the tax implications that could result from such exercise.  Zoran will not be able to help you reduce any tax liability associated with such exercises.

III.           Program Description

This is a brief summary of the program and does not take the place of the legal documentation that will be distributed to eligible individuals when Zoran officially starts the program.  Zoran recommends that you consult with your personal tax advisor to determine the consequences of accepting or declining participation in the program.

Zoran intends to make a tender offer to eligible employees providing them with the opportunity to have the exercise price of their eligible options increased and to receive a cash bonus equal to the amount of the increase.  The tender offer covers United States tax paying individuals who currently hold outstanding Section 409A-covered options that vested after December 31, 2004.  The tender offer document, which will be filed with the Securities and

Exchange Commission, is the legal documentation that sets forth the remedy that Zoran proposes to offer you as a means to avoid the adverse tax consequences under Section 409A.

Principal aspects of the tender offer will be:

1.

The tender offer will provide you with an election to increase the exercise price of your eligible Section 409A-covered option to its “Adjusted Exercise Price” (provided you accept and remain an employee of Zoran until the date the offer expires).

2.	The “Adjusted Exercise Price” will be the fair market value of the stock on the remeasured grant date of your eligible option.

3.	Once the exercise price has been amended to its adjusted exercise price, your eligible options will no longer be subject to Section 409A.

4.	If you accept the tender offer and comply with its terms, you will receive a cash bonus equal to the amount by which the adjusted exercise price exceeds the original exercise price of the option.

5.

The cash bonus will be paid in January 2008, regardless of whether you are employed by Zoran at that time. The payment will be subject to applicable withholding taxes and will be reportable as income to you on your 2008 Form W-2.

6.

To participate in the tender offer, you must remain an employee or service provider of Zoran until the tender offer closes. You must also complete all applicable election forms. You may withdraw your tender any time before it is accepted at the end of the tender offer period.

Zoran will provide impacted individuals the tender offer documents, which includes an FAQ, a formal offer (with the applicable terms and conditions), an election form for submitting your options for amendment and an acceptance agreement once Zoran commences the tender offer.  This documentation is important and has specific deadlines that must be met.  Failure to meet those deadlines will result in our inability to execute on the offer agreement.

In the event that you do not elect to participate in the tender offer and accept the terms, then your eligible options will be subject to the adverse tax treatment of Section 409A of the Internal Revenue Code and California state tax regulations as described above, including tax penalties and interest, and you will be solely responsible for any such taxes, interest or penalties you may incur.

Your continued patience and understanding throughout this important process is much appreciated.  If you have additional questions or concerns, please feel free to contact Karen Pereira at extension 6596 for assistance.